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[AIM INVESTMENTS LOGO APPEARS HERE]
--Servicemark--
11 Greenway Plaza, Suite 100
Houston, Texas 77046-1173
713-626-1919

A I M Advisors, Inc.

   October 7, 2003



   VIA FACSIMILE AND EDGAR

   Securities and Exchange Commission
   Judiciary Plaza
   450 Fifth Street, N.W.
   Washington, D.C.   20549

   Re:      AIM Investment Funds Registration Statement On N-14
            Registration No. 333-103150; Application For Withdrawal

   Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, AIM Investment Funds (the "Company") hereby submits its application for withdrawal of its registration statement on Form N-14 filed on February 12, 2003, Registration No. 333-103150 (the "Registration Statement").

         Withdrawal of the Registration Statement is consistent with the public interest and the protection of the investors. The Company filed the Registration Statement to register shares of AIM Global Science and Technology Fund to be issued in connection with the combination of AIM New Technology Fund, a portfolio of AIM Funds Group, with AIM Global Science and Technology Fund, a portfolio of the Company. For business reasons, the Company has elected not to proceed with the combination of the two funds. Accordingly, no securities were sold in connection with the offering.

         Should you have any questions or wish to discuss this matter, please contact John H. Lively at (713) 214-1604 at your earliest convenience. Thank you for your attention to this matter.

   Sincerely,

   AIM INVESTMENT FUNDS



   /s/ Robert H. Graham

   Robert H. Graham
   President

A Member of the AMVESCAP Group